SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 2, 2002

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                      No    X
                                      ---                   ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------

          On October 16, 2002, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced its acquisition of the 50% equity interest in Westelcom it did not previously own from RTDC Holding. A copy of the press release announcing the acquisition is attached hereto as Exhibit 1.

          On November 25, 2002, the Company announced that in early October, the installation of the fiber-optic transmission line "Russia-Azerbaijan" commenced on the territory of the Rostelecom Southern Branch. A Company press release announcing the installation of the fiber-optic transmission line is attached hereto as Exhibit 2.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    December 2, 2002                By:    /s/ Vladimir I. Androsik
                                              ----------------------------------
                                              Name: Vladimir I. Androsik
                                              Title:  Deputy General Director
................................                       Finance Director

                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:

Exhibit Number                    Description
--------------                    -----------

1.                                English   translation   of  the   press-
                                  release   announcing the Company's acquisition
                                  of the remaining 50% stake in Westelcom from RTDC Holding

2. English translation of the press release announcing the commencement of the installation of the Company's fiber-optic transmission line 'Russia-Azerbaijan'.

                                                                       Exhibit 1



PRESS RELEASE                                        [OBJECT OMITTED] ROSTELECOM
--------------------------------------------------------------------------------

Moscow, October 16, 2002: Rostelecom acquires 50% stake in Westelcom from RTDC

On October 9, 2002 Rostelecom completed the acquisition of 50% stake in Westelcom from RTDC holding, thus increasing its share in the company to 100%. The value of the transaction is USD 15 million.

As a result of the acquisition Rostelecom gains full control over strategically important assets, including international switching centers in Moscow and St. Petersburg as well as participation in international cable systems.

Westelcom was founded in 1992 by Rostelecom and US West for the purpose of executing joint investments into a number of telecom projects. Initially Rostelecom and US West each invested USD 17.4 million in the company, getting a 50% stake each. Later US West's stake was purchased by RTDC holding. In addition, during almost 10 years of its existence Westelcom rendered services to Rostelecom on average in the amount of USD 14 million per year.

Today Westelcom is an actual owner of three out of 11 international switching centers that form the basis of Rostelecom's international trunk network.

Westelcom also owns the Russian part of the international digital trunk line "Novorossiysk - Sochi - Poti" - the only fiber-optic line that connects Russia and Georgia. In addition, 9% of capacity in the Black Sea Fiber Optic Cable System (Russia-Ukraine-Bulgaria) belongs to Westelcom. Over USD 20 million has been invested in these projects by Westelcom.

The above-mentioned assets are historically an integral part of Rostelecom's international trunk network. Prior to the acquisition the Company had to pay for the possibility of using them. As a result of this transaction Rostelecom acquired full control, which should result in significant cost savings for the Company.

Rostelecom indicated its interest in international telecom assets of Westelcom already in spring 2002 when its daughter company RTC-Leasing acquired 95% in RTDC holding. We successfully continue to implement our strategy of consolidating core assets and concentrating value in Rostelecom. The acquisition of Westelcom is an important step towards reaching this goal. Moreover, full control over Westelcom's assets will result in lower ILD traffic transit cost for Rostelecom thus strengthening our competitive position in the Russian telecommunications market, said Sergei I. Kuznetsov, General Director of Rostelecom.

--------------------------------------------------------------------------------

     Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

     These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by thse forward-looking statements.

     These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

     For a more detailed discussion of thse and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

     The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.






--------------------------------------------------------------------------------
For further details please contact

Dmitry Chukseyev                                      Anna Kareva
Head of PR                                             Head of IR
Tel.:+7 095 973 9973                                   Tel.:+7 095 973 9920
Fax. +7 095 787 2850                                   Fax: +7 095 787 2850
e-mail: chukseyev@hq.rt.ru                             e-mail: kareva@hq.rt.ru
        ------------------                                     ---------------

                                                                       Exhibit 2



PRESS RELEASE                                        [OBJECT OMITTED] ROSTELECOM
--------------------------------------------------------------------------------

Moscow, 25 November 2002


                      Rostelecom commenced installation of
               fiber-optic transmission line "Russia-Azerbaijan"


In early October the installation of fiber-optic transmission line (FOTL) Russia-Azerbaijan commenced on the territory of Rostelecom Southern branch. The length of the Russian portion (up to the border with Azerbaijan) is about 200 km.

The commissioning of the new link will materially strengthen the Company's competitive position at the international telecommunications service market since this would enable the company:

     o To gain direct access to Azerbaijan and further on along the shortest route to CIS countries -- Georgia and Armenia and countries of the Middle East;
     o    To meet the growing demand for traffic passage in this direction;
     o To achieve substantial cost-savings due to abandonment of the international links lease from the satellite operators;
     o    To improve the quality of telecommunications.

The estimated cost of installation of FOTL Russia -- Azerbaijan is equal to 137,6 million rubles (incl. VAT).

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20_F for its most recently complete fiscal year and the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly and revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.